UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Pernod Ricard S.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

F72027109

(CUSIP Number)

Mr. François-Xavier Diaz

Société Paul Ricard

Ile des Embiez

83140 Six Fours les Plages

+33 4 94 10 65 26

France

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Société Paul Ricard Not applicable
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	France
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	0
		(8) Shared Voting Power	13,760,644*
		(9) Sole Dispositive Power	9,765,165*
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	13,760,644*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented by Amount in Row 11	14.6%**
(14)	Type of Reporting Person	CO

*This amount includes 291,000 Shares owned by SNC Le Garlaban and 930,258 Shares owned by Lirix, each of which are wholly-owned subsidiaries of Société Paul Ricard.

**Based on 94,061,439 Shares outstanding, as published by the Issuer in its Annual Report (Document de Référence) for the 2005/2006 financial year, filed with the French Market Authority (Autorité des Marchés Financiers) on October 16, 2006.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Mrs. Danièle Ricard Not applicable
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	French
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	75,205
		(8) Shared Voting Power	13,760,644
		(9) Sole Dispositive Power	75,205
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	13,835,849
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented by Amount in Row 11	14.7%*
(14)	Type of Reporting Person	IN

*Based on 94,061,439 Shares outstanding, as published by the Issuer in its Annual Report (Document de Référence) for the 2005/2006 financial year, filed with the French Market Authority (Autorité des Marchés Financiers) on October 16, 2006.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Mr. François-Xavier Diaz Not applicable
(2)	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization	French
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	360
		(8) Shared Voting Power	13,760,644
		(9) Sole Dispositive Power	360
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	13,761,004
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
(13)	Percent of Class Represented by Amount in Row 11	14.6%*
(14)	Type of Reporting Person	IN

*Based on 94,061,439 Shares outstanding, as published by the Issuer in its Annual Report (Document de Référence) for the 2005/2006 financial year, filed with the French Market Authority (Autorité des Marchés Financiers) on October 16, 2006.

AMENDMENT NO. 2 TO STATEMENT ON SCHEDULE 13D FILED BY

SOCIETE PAUL RICARD

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on April 7, 2006 by Société Paul Ricard, Mrs. Danièle Ricard, Mr. François-Xavier Diaz, Mr. Rafael Gonzalez-Gallarza and Kirin Brewery Company Limited, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the SEC on April 10, 2006 (“Amendment No. 1”) by Société Paul Ricard, Mrs. Ricard, Mr. Diaz, Mr. Gonzalez-Gallarza, Kirin Brewery Company Limited and Kirin International Finance BV.

This Amendment No. 2 is being jointly filed by Société Paul Ricard (“SAPR”), Mrs. Ricard and Mr. Diaz (each, a “Reporting Person” and collectively, the “Reporting Persons”). The purpose of Amendment No. 2 is to amend the statements of beneficial ownership contained in Amendment No. 1 with respect to SAPR, Mrs. Ricard and Mr. Diaz as a result of the acquisition of additional Shares by SAPR and Lirix, a wholly owned subsidiary of SAPR. The information provided in this Amendment No. 2 amends and supplements the information previously provided in Amendment No. 1 regarding the Reporting Persons. All other information remains unchanged, including the relationship between SAPR and Mr. Gonzalez-Gallarza pursuant to the letter agreement described in Item 4 of Amendment No. 1 and the relationship between SAPR and Kirin pursuant to the shareholders’ agreement described in Item 4 of Amendment No. 1.

Except as expressly otherwise set forth in this Amendment No. 2, each Reporting Person disclaims beneficial ownership of the Shares owned by each other Reporting Person or any other person.

The agreement among the Reporting Persons relating to the joint filing of this Amendment No. 2 is attached hereto as Exhibit 1. The Reporting Persons do not admit that they constitute a group.

ITEM 1.	Security and Issuer
(a)	Name of Issuer

Pernod Ricard S.A. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

12, place des Etats-Unis

Paris Cedex 16

France

(c)	Title of Class of Securities

This report relates to the ordinary shares (the “Shares”) of the Issuer.

ITEM 2.	Identity and Background

(a), (b), (c) and (f):

Reporting Person
Name:	Société Paul Ricard
Principal business:	Real estate management. Société Paul Ricard, represented by Béatrice Baudinet, chair of the supervisory board of Société Paul Ricard, is a member of the Issuer’s board of directors.
Address of principal office and business:	Ile des Embiez, 83140 Six Fours les Plages
Place of organization:	France
Reporting Person
Name:	Ms. Danièle Ricard
Principal occupation:	Mrs. Ricard is the chair of the management board of Société Paul Ricard and a member of the Issuer’s board of directors.
Principal office:	Ile des Embiez, 83140 Six Fours les Plages
Citizenship:	France
Reporting Person
Name:	Mr. François-Xavier Diaz
Principal occupation:	Mr. Diaz is the managing director of Société Paul Ricard and a member of its management board.
Principal office:	Ile des Embiez, 83140 Six Fours les Plages
Citizenship:	France

(d)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

SAPR

The Issuer was founded in 1975 upon the merger of the French companies Pernod and Ricard. Mr. Paul Ricard, the founder of the Ricard company, received Shares in exchange for his shares of the Ricard company upon the merger of Pernod and Ricard. Such Shares were held by SAPR and two of its wholly-owned subsidiaries, SA Barbossi and SA Embiez. In 1982, SA Barbossi and SA Embiez were merged into SAPR, at which time SAPR acquired the 355,896 Shares such subsidiaries owned. SAPR has since acquired additional Shares through open market transactions using its existing assets and through the free attribution of Shares by Pernod Ricard in accordance with resolutions approved by the Issuer’s shareholders. SNC Le Garlaban, a wholly-owned subsidiary of SAPR, acquired 291,000 Shares on August 30, 2005 on the open market using €40 million of funds transferred to it by SAPR, which funds were drawn from a loan extended by a banking institution. On May 11, 2006, SAPR purchased 47,000 Shares on the open market at €149.52 per share using its existing assets. Lirix, a wholly-owned subsidiary of SAPR, acquired its Shares on the open market using funds drawn from a loan extended by a banking group.

Mrs. Danièle Ricard

Mrs. Ricard acquired her Shares in exchange for shares of the Ricard company upon the Merger of the Pernod and Ricard companies in 1975 and through the free attribution of Shares by the Issuer in accordance with resolutions approved by the Issuer’s shareholders.

Mr. François-Xavier Diaz

Mr. Diaz acquired his Shares in open market transactions using his personal funds.

ITEM 4.	Purpose of Transaction.

SAPR

As the holding company of the Ricard family’s Shares, SAPR plays an active role as a shareholder of the Issuer. SAPR has entered into a letter agreement and shareholders agreement regarding the Shares of the Issuer as described in Item 4 of Amendment No.1 for the purposes of strengthening its role as a shareholder of the Issuer. However, SAPR does not intend to acquire control of the issuer.

SAPR will continuously evaluate their ownership and the Issuer’s business and industry. Depending upon ongoing evaluations of prevailing market conditions, other investment opportunities, liquidity requirements and investment considerations, SAPR may from time to time acquire or dispose of the Issuer’s securities in open market or privately negotiated transactions.

Except as described herein, neither SAPR nor any of its subsidiaries have present plans or proposals that relate to or would result in any of the actions described in Item 4 (a) through (j) of Schedule 13D.

Mrs. Ricard and Mr. Diaz

Each of Mrs. Ricard and Mr. Diaz acquired their respective Shares for investment purposes. Each of Mrs. Ricard and Mr. Diaz will continuously evaluate their ownership and the Issuer’s business and industry. Depending upon ongoing evaluations of prevailing market conditions, other investment opportunities, liquidity requirements and investment considerations, each of Mrs. Ricard and Mr. Diaz may from time to time acquire or dispose of the Issuer’s securities in open market or privately negotiated transactions.

Except as described herein, neither Mrs. Ricard nor Mr. Diaz have present plans or proposals that relate to or would result in any of the actions described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b):

SAPR

SAPR is the beneficial owner of 9,765,165 Shares, including 291,000 Shares owned directly by its wholly-owned subsidiary SNC Le Garlaban and 930,258 Shares owned directly by its wholly-owned subsidiary Lirix, representing 10.4% of the Shares outstanding.

SAPR has sole dispositive power over the Shares it and its subsidiaries own. SAPR may be deemed to have shared voting power over such Shares with Mrs. Ricard and Mr. Diaz. As a result of the letter agreement and the shareholders’ agreement described in Item 4 of Amendment No. 1, SAPR may also be deemed to have shared voting power with respect to the 567,335 and 3,428,144 Shares owned directly by Mr. Gonzalez-Gallarza and Kirin, respectively. SAPR does not admit any voting power over such Shares.

SAPR disclaims beneficial ownership of the Shares beneficially owned by each of Mrs. Ricard, Mr. Diaz, Mr. Gonzalez Gallarza and Kirin and this report shall not be an admission that SAPR is the beneficial owner of such securities.

Mrs. Ricard

Mrs. Ricard is the beneficial owner of 75,205 Shares, representing 0.08% of the Shares outstanding.

Mrs. Ricard is the chair of SAPR’s management board and, as such, may be deemed to have the power to vote or direct the vote of Shares owned or deemed beneficially owned by SAPR.

Mrs. Ricard has sole dispositive and voting power over the 75,205 Shares that she owns directly.

Mrs. Ricard disclaims beneficial ownership of the Shares beneficially owned by each of SAPR, Mr. Diaz, Mr. Gonzalez-Gallarza and Kirin and this report shall not be an admission that she is the beneficial owner of such securities.

Mr. Diaz

Mr. Diaz is the beneficial owner of 360 Shares, representing 0.0% of the Shares outstanding.

Mr. Diaz is the managing director of SAPR and, as such, may be deemed to have the power to vote or direct the vote of Shares owned or deemed beneficially owned by SAPR.

Mr. Diaz has sole dispositive and voting power over the 360 Shares he owns directly.

Mr. Diaz disclaims beneficial ownership of the Shares beneficially owned by each of SAPR, Mrs. Ricard, Mr. Gonzalez-Gallarza and Kirin and this report shall not be an admission that he is the beneficial owner of such securities.

(c)

During the last 60 days, Lirix, a wholly-owned subsidiary of SAPR, purchased Shares in open market transactions as follows:

Date of transaction	Number of Shares	Price Per Share
September 21, 2006	89,629	€161.14
September 22, 2006	104,268	€161.24
September 25, 2006	111,403	€160.34
September 26, 2006	118,220	€164.16
September 27, 2006	120,586	€163.86
September 28, 2006	45,000	€163.61
September 28, 2006	125,172	€163.64
September 29, 2006	94,200	€163.79
October 3, 2006	13,780	€162.90

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the letter agreement and the shareholders’ agreement contained in Item 4 of Amendment No. 1 are incorporated herein by reference. Other than such agreements, the Reporting Persons are not party to any contract, arrangement, undertaking or relationship with respect to the securities of the Issuer.

ITEM 7.	Materials to Be Filed as Exhibits.
Exhibit 1.	Joint Filing Agreement, dated as of October 30, 2006 among the reporting persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2006

SOCIETE PAUL RICARD
By:	/s/ Danièle Ricard
Title:	Chair of the management board

MRS. DANIELE RICARD, individually
By:	/s/ Danièle Ricard

MR. FRANCOIS-XAVIER DIAZ, individually
By:	/s/ François-Xavier Diaz

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

a.

Each of them is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person therein; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: October 30, 2006

SOCIETE PAUL RICARD
By:	/s/ Danièle Ricard
Title:	Chair of the management board

MRS. DANIELE RICARD, individually
By:	/s/ Danièle Ricard

MR. FRANCOIS-XAVIER DIAZ, individually
By:	/s/ François-Xavier Diaz